Exhibit 12.1

COMPUTATION OF EARNINGS TO FIXED CHARGES

	Six Month Period Ended	Fiscal Year Ended December 31,
(in millions)	June 30, 2016	2015	2014	2013(1)	2012	2011
Earnings(2)	$84.8	$197.3	$168.6	$126.1	$229.2	$328.4
Fixed Charges:
Interest expense and amortization of debt discount and financing cost	44.5	96.1	91.9	110.8	18.8	11.9
Loss on extinguishment of debt(3)	47.2	—	—	—	—	—
Estimate of the interest within the rental expense	0.7	2.6	2.3	1.8	0.4	0.5
Total Fixed Charges	$92.4	$98.7	$94.2	$112.6	$19.2	$12.4
Earnings Before Fixed Charges	$177.2	$296.0	$262.8	$238.7	$248.4	$340.8
Ratio of Earnings to Fixed Charges	1.9x	3.0x	2.8x	2.1x	12.9x	27.5x

(1)	Includes Sealy results of operations from March 18, 2013 through December 31, 2013. Information presented for periods prior to March 18, 2013 do not include Sealy and as a result, the information may not be comparable. Refer to Note 3, “Acquisitions and Divestitures” in our Consolidated Financial Statements included in PART II, ITEM 8 of our Annual Report on Form 10-K for the year ended December 31, 2015, incorporated by reference herein.
(2)	Earnings includes income before income taxes adjusted to exclude equity income in earnings of unconsolidated affiliates and (loss) income attributable to non-controlling interest and include dividends received from unconsolidated affiliates.
(3)	Loss on extinguishment of debt represents costs associated with the completion of the 2016 Credit Agreement and 5.500% Senior Notes due 2026 offering in the second quarter of 2016. Excluding the effect of the loss on extinguishment of debt, the Ratio of Earnings to Fixed Charges for the six months ended June 30, 2016 is 3.9x.